UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Grupo Aeroportuario del Pacifico Reports in October 2024 a Passenger Traffic Decrease of 0.8% Compared to 2023

GUADALAJARA, Mexico, Nov. 05, 2024 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announces preliminary terminal passenger traffic figures for October 2024, compared with October 2023.

For October 2024, the total number of terminal passengers at GAP’s 12 Mexican airports decreased by 0.4%, compared to October 2023. Guadalajara and Los Cabos airports presented an increase in passenger traffic of 3.4% and 2.6%, respectively, while Tijuana and Puerto Vallarta airports presented a decrease in passenger traffic of 1.6% and 0.8%, respectively, compared to October 2023. On the other hand, Montego Bay presented a decrease in passenger traffic of 8.8%.

Domestic Terminal Passengers (in thousands):

Airport	Oct-23	Oct-24	% Change	Jan- Oct 23	Jan- Oct 24	% Change
Guadalajara	1,062.2	1,054.4	(0.7%)	10,457.2	9,834.1	(6.0%)
Tijuana*	735.2	711.8	(3.2%)	7,486.8	7,000.1	(6.5%)
Los Cabos	228.1	233.4	2.3%	2,472.3	2,353.2	(4.8%)
Puerto Vallarta	212.3	231.6	9.1%	2,409.4	2,353.2	(2.3%)
Montego Bay	0.0	0.0	N/A	0.0	0.0	(100.0%)
Guanajuato	221.4	193.1	(12.8%)	1,950.9	1,738.4	(10.9%)
Hermosillo	191.6	182.3	(4.8%)	1,744.0	1,695.0	(2.8%)
Kingston	0.1	0.1	(29.7%)	1.4	2.4	74.6%
Morelia	62.0	53.4	(13.8%)	671.0	517.9	(22.8%)
La Paz	88.4	100.3	13.5%	902.6	980.3	8.6%
Mexicali	138.4	75.3	(45.6%)	1,313.2	840.3	(36.0%)
Aguascalientes	54.2	54.7	0.9%	532.9	521.8	(2.1%)
Los Mochis	39.8	52.4	31.6%	376.0	464.4	23.5%
Manzanillo	9.0	8.9	(0.8%)	89.1	103.3	16.0%
Total	3,042.7	2,951.8	(3.0%)	30,406.7	28,404.4	(6.6%)

International Terminal Passengers (in thousands):

Airport	Oct-23	Oct-24	% Change	Jan- Oct 23	Jan- Oct 24	% Change
Guadalajara	413.1	470.7	13.9%	4,262.0	4,823.8	13.2%
Tijuana*	325.4	331.6	1.9%	3,580.0	3,333.6	(6.9%)
Los Cabos	315.5	324.2	2.8%	3,918.6	3,813.2	(2.7%)
Puerto Vallarta	225.0	202.3	(10.1%)	3,088.8	3,172.8	2.7%
Montego Bay	350.0	319.3	(8.8%)	4,313.2	4,216.4	(2.2%)
Guanajuato	72.2	83.8	16.2%	717.7	857.4	19.5%
Hermosillo	6.3	6.9	8.5%	61.3	69.5	13.2%
Kingston	128.7	139.6	8.5%	1,467.6	1,464.5	(0.2%)
Morelia	46.1	52.7	14.2%	490.2	536.6	9.5%
La Paz	1.0	1.1	13.6%	11.3	9.8	(13.3%)
Mexicali	0.5	0.5	(7.5%)	5.8	6.1	3.7%
Aguascalientes	24.8	27.0	9.1%	239.1	269.1	12.6%
Los Mochis	0.4	0.6	51.7%	5.8	6.8	16.9%
Manzanillo	2.1	3.8	78.0%	51.3	69.5	35.5%
Total	1,911.1	1,964.1	2.8%	22,212.7	22,648.8	2.0%

Total Terminal Passengers (in thousands):

Airport	Oct-23	Oct-24	% Change	Jan- Oct 23	Jan- Oct 24	% Change
Guadalajara	1,475.3	1,525.0	3.4%	14,719.2	14,657.9	(0.4%)
Tijuana*	1,060.6	1,043.5	(1.6%)	11,066.7	10,333.7	(6.6%)
Los Cabos	543.6	557.6	2.6%	6,390.9	6,166.3	(3.5%)
Puerto Vallarta	437.3	433.9	(0.8%)	5,498.2	5,526.0	0.5%
Montego Bay	350.0	319.3	(8.8%)	4,313.2	4,216.4	(2.2%)
Guanajuato	293.6	277.0	(5.7%)	2,668.6	2,595.8	(2.7%)
Hermosillo	197.9	189.2	(4.4%)	1,805.4	1,764.5	(2.3%)
Kingston	128.8	139.6	8.4%	1,469.0	1,466.9	(0.1%)
Morelia	108.1	106.1	(1.9%)	1,161.2	1,054.5	(9.2%)
La Paz	89.4	101.5	13.5%	913.9	990.1	8.3%
Mexicali	139.0	75.7	(45.5%)	1,319.0	846.4	(35.8%)
Aguascalientes	79.1	81.8	3.4%	772.0	790.9	2.5%
Los Mochis	40.2	53.0	31.8%	381.8	471.1	23.4%
Manzanillo	11.1	12.7	14.2%	140.3	172.8	23.1%
Total	4,953.8	4,915.9	(0.8%)	52,619.4	51,053.1	(3.0%)

 *Passengers in Tijuana who use CBX in both directions are classified as international.

CBX users (in thousands):

Airport	Oct-23	Oct-24	% Change	Jan- Oct 23	Jan- Oct 24	% Change
Tijuana	323.3	326.2	0.9%	3,550.2	3,282.5	(7.5%)

Highlights for the month:

  Seats and load factors: The seats available during October 2024 decreased by 5.9%, compared to October 2023. The load factors for the month went from 82.0% in October 2023 to 86.5% in October 2024.
  New routes:
    Guadalajara – San Jose, Costa Rica: Volaris Costa Rica
    Tijuana – Las Vegas: Volaris
    Puerto Vallarta – Praga: World2Fly
    Kingston – Punta Cana: Arajet
    Guanajuato – Felipe Angeles: Viva Aerobus

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali, and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concessioner Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the Norman Manley International Airport operation in Kingston, Jamaica, and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations, and the factors or trends affecting financial condition, liquidity, or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends, or results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and Article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party responsible for collecting these complaints, is 800 04 ETICA (38422) or WhatsApp +52 55 6538 5504. The website is www.lineadedenunciagap.com or by email at denuncia@lineadedenunciagap.com. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Alejandra Soto, Investor Relations and Social Responsibility Officer	asoto@aeropuertosgap.com.mx

Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx/+52 33 3880 1100 ext. 20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: November 5, 2024	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer